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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NATURE'S SUNSHINE PRODUCTS, INC.
(Name of Subject Company (issuer))

NATURE'S SUNSHINE PRODUCTS, INC., as Offeror
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, WITHOUT PAR VALUE
(Title of Class of Securities)

639027101
(CUSIP Number of Class of Securities)

Craig D. Huff
Vice President of Finance, Treasurer,
Chief Financial Officer and Chief Accounting Officer
75 East 1700 South
Provo, Utah 84606
(801) 342-4300
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

Justin P. Klein
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103
(215) 665-8500

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)

$16,500,000	$2,091

(1)
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 1,000,000 shares of common stock at the maximum tender offer price of $16.50 per share.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.    Summary Term Sheet.

        This Tender Offer Statement on Schedule TO is being filed by Nature's Sunshine Products, Inc. (the "Company") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to purchase up to 1,000,000 shares of its outstanding common stock, no par value per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 27, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal, which are Exhibit (a)(1) and Exhibit (a)(2) to this Schedule TO, respectively.

        The information set forth under "Summary Term Sheet" in the Offer to Purchase incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and address.    Nature's Sunshine Products, Inc., a Utah corporation, is the subject company. The address and telephone number of its principal executive offices are 75 East 1700 South, Provo Utah 84606, (801) 342-4300.

        (b)    Securities.    The subject securities consist of the Company's common stock, no par value per share (the "Common Stock"). As of October 22, 2004, 15,105,565 shares of Common Stock were outstanding.

        (c)    Trading market and price.    The Common Stock is traded on the Nasdaq National Market under the symbol "NATR." The information set forth in the Offer to Purchase under Section 8 ("Price Range of the Shares; Dividends") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        Name and address.    The issuer is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)    Material terms.    The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

    •
    "Summary Term Sheet";

    •
    Section 1 ("Number of Shares; Proration");

    •
    Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer");

    •
    Section 3 ("Procedures for Tendering Shares");

    •
    Section 4 ("Withdrawal Rights");

    •
    Section 5 ("Purchase of Shares and Payment of Purchase Price");

    •
    Section 6 ("Conditional Tender of Shares");

    •
    Section 7 ("Conditions of the Tender Offer");

    •
    Section 9 ("Source and Amount of Funds");

    •
    Section 14 ("United States Federal Income Tax Consequences"); and

    •
    Section 15 ("Extension of the Tender Offer; Termination; Amendment").

        (b)    Purchases.    The information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)    Agreements Involving the Subject Company's Securities.    The information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a); (b)    Purposes; Use of Securities.    The information set forth in the Offer to Purchase under "Summary Term Sheet" and Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer") is incorporated herein by reference.

        (c)    Plans.

    (1)
    None.

    (2)
    None.

    (3)
    None.

    (4)
    None.

    (5)
    None.

    (6)
    None.

    (7)
    None.

    (8)
    None.

    (9)
    None.

    (10)
    None.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a); (b); (d)    Source of funds; Conditions; Borrowed funds.    The information set forth in the Offer to Purchase under Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a); (b)    Securities ownership; Securities transactions.    The information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 9.    Person Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitations or recommendations.    The information under Section 16 ("Fees and Expenses") and Section 17 ("Miscellaneous") is incorporated herein by reference.

Item 10.    Financial Statements.

        Not Required.

Item 11.    Additional Information.

        (a)    Agreements, regulatory requirements and legal proceedings.    The information set forth in the Offer to Purchase under Section 10 ("Certain Information Concerning Nature's Sunshine"), Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

2

        (b)    Other material information.    The information set forth in the Offer to Purchase and the Letter of Transmittal (Exhibits (a)(1) and (a)(2), respectively, to this Schedule TO) is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)	Offer to Purchase, dated October 27, 2004.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(4)	Form of Letter to Clients.*
(a)(5)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(6)	Letter to Shareholders from the Chief Executive Officer of the Company, dated October 27, 2004.*
(a)(7)	Form of Letter to Participants in the Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan.*
(a)(8)	Form of Notice to Holders of Vested Options to Purchase Shares of Nature's Sunshine Products, Inc. Common Stock.*
(a)(9)	Press Release issued October 27, 2004.*
(b)(1)	Credit Agreement between Wells Fargo Bank, N. A. and Nature's Sunshine Products, Inc., dated August 5, 2002.*
(b)(2)	First Amendment to Credit Agreement between Wells Fargo Bank, N. A. and Nature's Sunshine Products, Inc., dated July 1, 2004.*
(b)(3)	Promissory Note from Nature's Sunshine Products to Wells Fargo Bank, N.A., dated July 1, 2004.*
(d)(1)	Nature's Sunshine Products, Inc. 1995 Stock Option Plan, as amended, incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed August 4, 2004.
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATURE'S SUNSHINE PRODUCTS, INC.
/s/ CRAIG HUFF
Name:	Craig Huff
Title:	Vice President of Finance, Treasurer, Chief Financial Officer and Chief Accounting Officer

Date: October 27, 2004

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated October 27, 2004.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(4)	Form of Letter to Clients.*
(a)(5)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(6)	Letter to Shareholders from the Chief Executive Officer of the Company, dated October 27, 2004.*
(a)(7)	Form of Letter to Participants in the Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan.*
(a)(8)	Form of Notice to Holders of Vested Options to Purchase Shares of Nature's Sunshine Products, Inc. Common Stock.*
(a)(9)	Press Release issued October 27, 2004.*
(b)(1)	Credit Agreement between Wells Fargo Bank, N. A. and Nature's Sunshine Products, Inc., dated August 5, 2002.*
(b)(2)	First Amendment to Credit Agreement between Wells Fargo Bank, N. A. and Nature's Sunshine Products, Inc., dated July 1, 2004.*
(b)(3)	Promissory Note from Nature's Sunshine Products to Wells Fargo Bank, N.A., dated July 1, 2004.*
(d)(1)	Nature's Sunshine Products, Inc. 1995 Stock Option Plan, as amended, incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed August 4, 2004.
(g)	Not Applicable.
(h)	Not Applicable.

*
Filed herewith.

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SIGNATURE
INDEX TO EXHIBITS